UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Great Elm Capital Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

39036P209

(CUSIP Number)

Todd Wiench

Imperial Capital Asset Management, LLC

10100 Santa Monica Blvd., Suite 2400

Los Angeles, California 90067

(310) 246-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 24, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☒

Note Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Imperial Capital Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,319,887
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,319,887
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,319,887
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

1	NAMES OF REPORTING PERSONS Long Ball Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,319,887
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,319,887
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,319,887
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1	NAMES OF REPORTING PERSONS Jason Reese
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,319,887
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,319,887
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,319,887
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the Common Stock of Great Elm Capital Group, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 800 South Street, Suite 230, Waltham, Massachusetts 02453.

Item 2.	Identity and Background

This Schedule 13D is being filed jointly and on behalf of the following persons:

(a) The term “Reporting Persons” collectively refers to:

•	Imperial Capital Asset Management, LLC (“ICAM”), a Delaware limited liability company;

•	Long Ball Partners LLC (“Long Ball”), a Delaware limited liability company;

•	Jason Reese, a citizen of the United States of America.

For the information required for this Item 2 by Instruction C to Schedule 13D with respect to the persons controlling ICAM and Long Ball (collectively, the “Covered Persons”), reference is made to Schedule A annexed hereto and incorporated herein by reference.

(b) The business address of each Reporting Person and Covered Person is 10100 Santa Monica Blvd., Suite 2400, Los Angeles, California 90067.

(c) ICAM is a registered investment adviser with the U.S. Securities and Exchange Commission (“SEC”) and its principal business is acting as the managing member and investment manager to Long Ball.

Long Ball is a private fund and its principal business is buying, selling and trading in securities and other investment products pursuant to the investment objective and strategies described in its confidential offering memorandum and/or operating agreement.

The principal occupation of Mr. Reese is acting as the Chairman and Chief Executive Officer of ICAM and portfolio manager to Long Ball.

(d) During the last five years, none of the Reporting Persons nor any of the Covered Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons nor any of the Covered Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship or place of organization for each of the Reporting Persons is set forth in Section 2(a) of this Schedule 13D and is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons used working capital of Long Ball to purchase the 2,319,887 shares of the Issuer’s Common Stock reported herein (the “Reported Shares”) in open market transactions. The total purchase price for the Reported Shares was approximately $9,049,469, including brokerage commissions, based on the average net purchase price per share of the Reported Shares.

The Reporting Persons primarily effect purchases of securities through margin accounts maintained for them with brokers, which may extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in the Issuer’s securities may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Such margin accounts may from time to time have debit balances. In addition, since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase shares of the Common Stock. To the extent required by Item 3 of Schedule 13D, the information set forth in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 4.	Purpose of Transaction

The Reporting Persons purchased the Common Stock to acquire a strategic minority interest in the Issuer. Consistent with this purpose, the Reporting Persons may communicate with the board of directors of the Issuer (the “Board”), members of management and/or other stockholders from time to time with respect to operational, strategic, financial, governance, or other matters and otherwise work with management and the Board with a view to maximizing stockholder value. These communications from time to time may include confidential discussions with, and/or confidential proposals to, the Board and/or members of management regarding the potential acquisition of, or other strategic alternatives involving, the Issuer or additional securities of the Issuer. The Reporting Persons may seek to acquire additional securities of the Issuer (which may include securities rights and securities exercisable or convertible into securities of Issuer), to dispose of all or a portion of the securities of the Issuer owned by them, or otherwise to engage in hedging or similar transactions with respect to securities of Issuer. Any such transaction that any Reporting Person may pursue may be made at any time and from time to time without prior notice, and may be through open market transactions, block trades, private arrangements or otherwise. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

The Company and Mr. Reese are engaged in discussions with respect to the appointment of Mr. Reese and/or other designee(s) of ICAM to serve as a director or directors on the Board. The Company has agreed that Mr. Reese may attend Board meetings as a non-voting observer.

Except as otherwise set forth in this Schedule 13D, none of the Reporting Persons have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence the Board or management of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

To the extent required by Item 4 of Schedule 13D, the information set forth in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a) & (b) The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference. The Reporting Persons are the beneficial owners of 2,319,887 shares of Common Stock. Such number of shares of Common Stock represent 8.9% of the shares of Common Stock outstanding based on 26,002,815 shares of Common Stock outstanding as of February 5, 2019, which number the Company reported in its Form 10-Q for the quarterly period ended December 31, 2018 filed with the U.S. Securities and Exchange Commission on February 11, 2019.

(c) Information with respect to all transactions in the securities which were effected during the past sixty days by each of the Reporting Persons is set forth on Schedule B annexed hereto and incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto, a copy of which is attached here as an exhibit and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1: Joint Filing Agreement of the Reporting Persons, dated as of May 5, 2019, among the Reporting Persons (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2019.

Long Ball Partners, LLC

By: Imperial Capital Asset Management, LLC its Managing Member

By:	/s/ Jason Reese
Jason Reese, Chairman & CEO

Imperial Capital Asset Management, LLC

By:	/s/ Jason Reese
Jason Reese, Chairman & CEO

/s/ Jason Reese
Jason Reese

SCHEDULE A

Item 2. The name, principal occupation, and citizenship of each of the Covered Persons are set forth below.

Name	Principal Occupation	Citizenship
ICAM Holdings, LLC	100% owner of ICAM	Delaware limited liability company

Imperial Capital Group Holdings, LLC	Majority owner of ICAM Holdings, LLC	Delaware limited liability company

Randall Wooster	Co-founder and 50% owner of Imperial Capital Group Holdings, LLC	United States of America

Jason Reese	Co-founder and 50% owner of Imperial Capital Group Holdings, LLC; Item 2(c) is incorporated herein by reference	United States of America

Items 3 – 6. Except through their relationship with ICAM and Long Ball or as otherwise set forth in Items 3 to 6 of this Schedule D, none of the Covered Persons beneficially own any securities of the Issuer or have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

SCHEDULE B

Transactions by the Reporting Persons and Covered Persons in the securities of the Issuer during the preceding 60 days:

Reporting Person	Trade Date	Number of Shares Bought (Sold)	Price Per Share (excluding Commission)
Long Ball	3/4/2019	6,421	$3.4938
Long Ball	3/5/2019	48,912	$3.5367
Long Ball	3/6/2019	44,005	$3.4887
Long Ball	3/7/2019	1,000	$3.6436
Long Ball	3/13/2019	12,491	$3.7873
Long Ball	3/14/2019	2,077	$3.7490
Long Ball	3/15/2019	165	$3.7500
Long Ball	3/22/2019	3,600	$4.0488
Long Ball	3/27/2019	1,195	$4.1950
Long Ball	3/28/2019	16,580	$4.2352
Long Ball	4/1/2019	3,167	$4.2481
Long Ball	4/2/2019	6,986	$4.2478
Long Ball	4/3/2019	4,774	$4.2632
Long Ball	4/4/2019	7,600	$4.2500
Long Ball	4/5/2019	11,785	$4.4056
Long Ball	4/5/2019	443,164	$4.4938
Long Ball	4/5/2019	430,794	$4.4999
Long Ball	4/8/2019	1,800	$4.3966
Long Ball	4/9/2019	3,200	$4.4000
Long Ball	4/10/2019	24,794	$4.4213
Long Ball	4/11/2019	4,249	$4.4811
Long Ball	4/12/2019	54,532	$4.5398
Long Ball	4/15/2019	41,874	$4.6113
Long Ball	4/16/2019	10,000	$4.4986
Long Ball	4/18/2019	55	$4.2500